ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

July 23, 2014

VIA EDGAR CORRESPONDENCE

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II

Registration Statement on Form S-1

Filed on June 18, 2014 (File No. 333-196884)

Dear Mr. Kluck:

We are writing to respond to your comment letter dated July 15, 2014 concerning the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on June 18, 2014. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

Plan of Distribution, page 133

1.	We note your disclosure on your cover page regarding the initial Authorized Participant(s) for the Managed Futures Fund. Please identify the initial Authorized Participant(s) for the Managed Futures Fund in this section and include a statement that such initial Authorized Participants will be deemed to be statutory underwriters or advise.

Response: As previously discussed with the SEC staff, all references to the ProShares Managed Futures Fund have been removed with Pre-Effective Amendment No. 1 to the Registration Statement filed herewith.

Signatures

2.	Please provide the signature of your controller or principal accounting officer.

Response: We have clarified on the signature page that the Registrant’s Principal Financial Officer is also the Principal Accounting Officer.

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The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes from the filing made on June 18, 2014. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

cc:	Coy Garrison, Esq. (SEC)